FORM 4 U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number: 3235-0287Expires: January Filed pursuant to
Section 16(a) of the Securities
Exchange 31, 2005 Act of 1934, Section 17(a) of the
 Public Utility Estimated average
burdenhours per Holding Company Act of 1935 or
Section 30(h) of the response................
0.5 Investment Company Act of 1990

[X]Check this box if no longer subjectto Section 16.
Form 4 or Form 5 obligations may
continue. See Instruction 1(b)

1. Name and Address of 2. Issuer Name and Ticker or
Trading Symbol6. Relationship of
Reporting Reporting Person* Person(s) to Issuer
Orbit International Corp. ("ORBT") (Check all applicable) Director Sylvan, Harlan 10% Owner x Officer
(give title Other (specify below)
below) Treasurer

(Last) 3. I.R.S. 4. Statement for Month/Day/Year (First) (Middle)
Identification 04/02/03
Number ofReporting Person, if an entity (voluntary)
80 Cabot Court (Street) 5. If Amendment,
Date of Original (Month/Day/Year)7. Individual or Joint/Group
Filing (Check applicable line)
Hauppauge, New York x Form filed by One 11788 Reporting
Person Form filed by More than
One Reporting Person (City)(State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. 2A. Deemed3. Transaction Code4.
Securities 5. 6. 7. (Instr. 3)
Transaction Execution Date, if Acquired (A) orAmount ofOwnership Nature of any (Instr. 8)
Disposed of (D) Securities Form: Indirect Beneficial Ownership
Date (Month/Day/Year) (Instr.
3, 4 BeneficiallyOwned Direct (Instr. 4) and 5) Following
(D) or (Month/ Day/ Year) Reported
Transaction(s) (Instr. 3 Indirect (I) and 4) (Instr. 4)

Code V Amount (A) or(D) Price Common Stock M 10,000
(A) $0.94 10,000 04/02/03 (1)
Common Stock. 10,000 (D) $4.10 04/02/03 (2) S 0
FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title 2. 3. Trans- 3A. DeemedExecution 4.
Transaction Code (Instr.8)5. Number of 6.
Date7. Title 8. 9. 10. Owner-ship 11. Natureof IndirectBeneficialOwnership of DerivativeSecurityaction Date (Month/ Day/ Year)Date, ifDerivative and Amount of Underlying
Securities Price of Number ofDerivativeSecuritiesForm ofDerivative Securities:(Instr. 4) (Instr.
3) Conversion or Exerciseany Exercisable and
 (Instr. 3 Beneficially Owned Direct (D) Price of
(Month/Day/Year) Expiration Date (Month/Day/Year)and 4)
Derivative SecurityFollowing
ReportedTransaction(s)or DerivativeSecurity Securities
 (Instr. 5)(Instr. 4) Acquired Indirect (I)
(A) or (Instr. 4) Disposed of (D) (Instr. 3, 4, and 5)

Date ExpirationDateTitle Exercisable Amount or Number ofShares

Code V (A) (D) Option to $0.94 04/02/03(1) N/A M 10,000 N/A
N/ACommonStock10,000
46,666 (D) Purchase Common Stock
Explanation of Responses: (1) On April 2, 2003,
Harlan Sylvan exercised his option (the
"Option") to purchase 10,000 shares of common
stock of Orbit International Corp. ("the
Company") at an exercise price of $0.94 per share.
(2) On April 2, 2003, Harlan Sylvan
disposed of the 10,000 shares of common stock of the
Company he acquired upon exercise of
the Option at a purchase price of $4.10 per share.
 /s/ Harlan Sylvan 04/02/03______ **
Signature Date Reminder: Report on a separate line
 for each class of securities beneficially
owned directly or indirectly. * If the form is filed by more than one reporting person, see
Instruction 4(b)(v) ** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form,
one of which must be manually signed. If space is
 insufficient, see Instruction 6 for procedure.